

February 4, 2015

Via E-mail
Mr. Michael R. Bourque, Jr.
Executive Vice President and Chief Financial Officer
Ocwen Financial Corporation
1000 Abernathy Road NE, Suite 210
Atlanta, Georgia 30328

> **Re:** **Ocwen Financial Corporation**
> **Amendment #1 to Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed August 18, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 001-13219**

Dear Mr. Bourque:

 We have reviewed your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Note 1A – Restatement and Revision of Previously Issued Consolidated Financial Statements, page F-17

1. We acknowledge your response to prior comment one in the letter dated December 18, 2014. The fair value of an asset or liability is the best available point estimate of fair value under ASC 820. Please tell us how determined and concluded that your GAAP accounting policy for the mortgage servicing rights financing liability approximated its carrying value as long as the carrying value was within 5% of the fair value of the liability. Please also tell us the factors considered in subsequently concluding that the use of the 5% threshold to approximate the carrying value of your mortgage servicing right

financing liability was an error that resulted in the restatements of the December 31, 2013 audited financial statements and March 31, 2014 interim financial statements.

2. We acknowledge your response to prior comment two in the letter dated December 18, 2014. Please tell us how you determined the annual materiality threshold referred to in your response was appropriate to your fact pattern. Please provide us with your materiality analysis for each quarter in 2012 and the annual period ended December 31, 2012. Please explain the quantitative and qualitative factors considered in your determination that the uncorrected misstatements were immaterial each quarter and for the annual period ending December 31, 2012. Please refer to ASC 250-10-S99.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief